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                                   January 22, 2002



Board of Directors
Workgroup Technology Corporation
91 Hartwell Avenue
Lexington, Massachusetts 02421

Gentlemen:

     I herein file a Form 13-D modifying my stance with respect to my investment in Workgroup Technology.

     Since January 2000, Workgroup Technology Corporation's cash balances have collapsed from $14 million to $3.5 million. This cash burn rate includes in the most recent fiscal year a salary and bonus of $460,000 to Workgroup's CEO, Patrick Kareiva. Since January 2000, the stock price has declined from $7.25 to 33 cents when I started purchasing shares last November. I am concerned that management may further damage shareholder value by raising additional capital in order to continue as a going concern with the existing cost structure.

     I think far greater value can be realized. My recommendations for the Board of Directors:

     1. The existing independent directors should resign and two new directors should be appointed. I wish to propose these two new directors.

     2. If the Board's judgment is that Workgroup cannot survive as an independent entity with the remaining $3.5 million in cash, I am convinced that the Board would best serve the interests of all shareholders by aggressively pursuing and completing the most favorable merger or sale option available to the company.

     3. The company should cut expenses to immediately achieve break-even operating results. I strongly discourage management and the Board from attempting to raise additional capital.

     I welcome the opportunity to discuss these recommendations with the Board of Directors and/or with management.

Regards,


Robert B. Ashton

VIA FACSIMILE/U.S. MAIL